Independent Accountants' Report


The Board of Directors
GE Capital Mortgage Services, Inc.:

We have examined management's assertion about GE Capital Mortgage Services, Inc.'s (the Company's) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (the USAP) for home equity loans as of and for the year ended December 31, 1996 included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion,  except for noncompliance with minimum servicing standards I.1.,
II.1. and II.2., management's assertion that GE Capital Mortgage Services, Inc. complied with the aforementioned minimum servicing standards for home equity loans as of and for the year ended December 31, 1996 is fairly stated, in all material respects.

As discussed in management's assertion, the material noncompliance occurred at the Company during the year ended December 31, 1996. With respect to minimum servicing standard I.1., one of six custodial bank account reconciliations tested contained a reconciling item that was not resolved within 90 calendar days of its original identification, two of six custodial bank account reconciliations tested were not prepared within 45 calendar days after the cutoff date, and one of six custodial bank account reconciliations was not approved by an individual other than the preparer. With respect to minimum servicing standard II.1., three of 20 loan payments tested were not deposited to custodial bank accounts within two days of receipt. With respect to minimum servicing standard II.2., three of 20 loan payments tested were not posted to the borrower's records maintained by the servicing entity within two days of receipt.

These conditions were considered in determining the nature, timing and extent of audit tests applied in our audit of the 1996 consolidated financial statements, and this report does not affect our report dated January 17, 1997 on those consolidated financial statements.


January 27, 1997


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Except for non  compliance  with minimum  servicing  standard I.1, II.1 and II.2 described below, as of and for the year ended December 31, 1996, GE Capital Mortgage Services, Inc. (the Company) has complied in all material respects with the minimum servicing standards for home equity servicers as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the minimum amount of $130 million and $20 million, respectively.

With respect to minimum servicing standard I.1., one (1) custodial bank account contained a $1,607.51 reconciling item that was not resolved within 90 calendar days of original identification, two (2) custodial bank account reconciliations were not prepared within forty-five (45) days of the cutoff date and one (1) custodial bank account reconciliation was not approved by an individual other than preparer. The Company resolved each of these findings during the first half of 1996 and has implemented policies and procedures to ensure that custodial bank account reconciliations are prepared based on this standard.

With respect to minimum servicing standard II.1, certain mortgage payments were not deposited into the custodial bank accounts within two (2) business days of receipt. The Company has implemented policies and procedures to ensure that mortgage payments are deposited to the custodial bank accounts based on this standard.

With respect to minimum servicing standard II.2, certain mortgage payments were not posted to the applicable mortgagor's record maintained by the Company within two (2) business days of receipt. Although it was the Company's policy to "effective date" such payments so that the mortgagor was not impacted by any delay, the Company has implemented policies and procedures to ensure that mortgage payments are posted based on this standard.


/s/Jenne Britell
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Jenne Britell
President and General Manager,
GE Capital Mortgage Services, Inc.